Tidal Trust IV

234 West Florida Street, Suite 700

Milwaukee, WI 53204

August 5, 2026

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission (the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Tidal Trust IV (the “Trust”)

File Nos. 333-285633, 811-24061

Request for Withdrawal of Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A

Dear Madam or Sir:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of Post-Effective Amendment No. 23 (the “Amendment”) to the Trust’s Registration Statement Filed on Form N-1A, which was filed with the Securities and Exchange Commission (Accession No. 0001999371-26-012619) on June 11, 2026, for the purpose of registering shares of the Systematic Equity Alpha ETF (the “Fund”) as a new series of the Trust.

No securities were sold in connection with the Amendment in respect of the Fund.

If you have any questions or require further information, please contact David Mathews at (262) 240-4657 or dmathews@tidalfg.com.

Sincerely,

/s/ David Mathews

David Mathews

Senior Counsel II

Tidal Investments LLC, on behalf of Tidal Trust IV